Contact

www.linkedin.com/in/andre-miranda2 (LinkedIn)

Top Skills

Team Leadership
Product Development
Creativity

Languages

English
Portuguese
Spanish
French

Honors-Awards

ASCAP Buddy Baker Film Scoring Workshop
Full Scholarship
2014 Creative Industries Award

André Miranda

Founder & CEO at Musiversal - We're crowdfunding wefunder.com/musiversal
Lisbon, Lisbon, Portugal

Experience

Musiversal
Founder & CEO
May 2018 - Present (4 years 11 months)
Lisbon, Portugal & Los Angeles, California (Oct 2021)

Making music production 10x cheaper and leaving the music industry a better place.

99 Orchestra
Founder
March 2015 - May 2018 (3 years 3 months)
New York, New York

Created and executed the successful Kickstarter project 99 Orchestra which was on the top list of the most funded music projects on Kickstarter. Produced thousands of minutes of music.

The West European Symphony Orchestra
CEO
March 2011 - March 2018 (7 years 1 month)

- Strategic Planning

Calouste Gulbenkian Foundation
Bolseiro
2011 - 2015 (4 years)
New York, New York

Cord Music Worldwide
Intern
March 2014 - May 2014 (3 months)
Manhattan, New York

Education

New York University

M.M. Film Scoring, Film Scoring & International Music Business · (2011 - 2013)

Harvard Business School
Negotiation Mastery · (May 2022 - August 2022)

Harvard Business School
Strategy Execution (Harvard Business School Online) · (April 2022 - May 2022)

New York University
Pre-Phd (Advanced Certificate), Music · (2013 - 2015)

Escola Superior de Musica de Lisboa
Bachelors in Music Composition, Music Theory and Composition · (2008 - 2011)